Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) informs its shareholders and investors that, on this day, it won the bid for 324,327,847 shares issued by EMPRESA SIDERÚRGICA DEL PERÚ S.A.A. - SIDERPERÚ, located in the city of Chimbote (Peru), which represents 32.84% of the total capital stock.

The bid for this stake was made in a Public Sale Offering of shares owned by Sider Corp S.A. The price per share was 0.40 nuevos soles totalizing 129.7 millions of nuevos soles (US$ 40.5 millions). This acquisition added to the stake already owned by Gerdau represents 83.27% of the total capital stock of SIDERPERÚ.

EMPRESA SIDERÚRGICA DEL PERÚ S.A.A. - SIDERPERÚ is a long and flat steel producer with annual sales of approximately 400 thousand tons in finished products. SIDERPERÚ operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and three rolling mills. Roughly 20% of total sales are of flat steel and the remaining 80% in long steel. Additional information on the company may be obtained at its website www.sider.com.pe.

Rio de Janeiro, November 16, 2006

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations